SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)1

                       Prodigy Communications Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74283P107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 7, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
                                    box. |_|

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Carlos Slim Helu
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Carlos Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Marco Antonio Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Patrick Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Maria Soumaya Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Vanessa Paola Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Johanna Monique Slim Domit
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Carso Global Telecom, S.A. de C.V.
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   41,413,111 Shares (See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     41,413,111 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,413,111 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.6% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO, HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     1
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
     2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
     3
              SEC USE ONLY
--------------------------------------------------------------------------------
     4
              SOURCE OF FUNDS*
              WC (See Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION
              Mexico
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     -0-
                                ------------------------------------------------
    NUMBER OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY                   12,016,200 See Item 5(a) and 5(b))
       OWNED BY                 ------------------------------------------------
     EACH REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH                   ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     12,016,200 Shares (See Item 5(a) and 5(d))
--------------------------------------------------------------------------------
     11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,016,200 Shares (See Item 5(a))
--------------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.7% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 1 and 7:  No material changes.

Item 2.         Identity and Background

                This Statement is filed, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

               (1) Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), directly and indirectly own a majority of the outstanding voting securities of Carso Global Telecom, S.A. de C.V. ("CGT"). As a result, ownership of all Shares of the Company owned directly, and deemed owned indirectly, by CGT is deemed to be shared among each member of the Slim Family.

               (2) CGT, a corporation organized under the laws of the Mexican States, is a holding company with interests in the Company and other telecommunications and media companies.

                    CGT may be deemed to control Telefonos de Mexico, S.A. de C.V. ("Telmex") through the regular-voting shares of Telmex that it owns directly as well as through its interest in a trust (the "Control Trust") that owns all of the outstanding Series AA shares, without par value ("AA Shares"), of Telmex. The principal beneficiaries of the Control Trust are CGT, which owns a 45.0% economic and voting interest in the trust, SBC Communications, Inc. ("SBC"), which owns a 24.5% economic and voting interest in the trust, and France Telecom, which owns a 24.5% economic and voting interest in the trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles CGT to appoint a majority of the members of such technical committee; therefore, CGT may be deemed to control the Control Trust.

                    Through its ownership of all the outstanding AA Shares, the Control Trust owns a majority of Telmex's outstanding regular voting equity securities. Therefore, through the Control Trust, CGT may be deemed to control Telmex.



               (3) Telmex, a corporation organized under the laws of the Mexican States, is the leading provider of local and long distance telephone services in Mexico. The Shares beneficially owned by Telmex are owned directly and indirectly through Telmex Internet, LLC, a Delaware limited liability company and wholly-owned subsidiary of Telmex. By virtue of this relationship, ownership of all Shares of the Company beneficially owned by Telmex is deemed to be shared among CGT and each member of the Slim Family.

               The names, addresses, occupations and citizenship of each member of the Slim Family, and the executive officers and directors of each of CGT and Telmex are set forth in Schedule I hereto. Neither any member of the Slim Family nor any executive officer or director set forth in Schedule I hereto has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The aggregate amount of funds required to purchase the Shares described in Item 5(a) as beneficially owned by each member of the Slim Family, CGT and Telmex was approximately $336.8 million, in the case of Shares owned directly by CGT, and approximately $114.7 million, in the case of Shares owned by Telmex directly and indirectly through its wholly-owned subsidiary. The funds used to purchase these Shares were obtained from the respective working capital of CGT and Telmex.

Item 4.        Purpose of Transaction

               On November 19, 1999, in order to facilitate the consummation of the transactions contemplated by an Investment, Issuance, Contribution and Assumption Agreement among SBC, SBC Internet Communications, Inc. ("SBC Sub"), the Company, Prodigy Transitions Corporation, a wholly-owed subsidiary of the Company ("Prodigy Sub"), and Prodigy Communications Limited Partnership ("Operating Partnership"), and a Strategic Agreement among SBC, SBC Sub, the Company and Operating Partnership, each dated November 19, 1999, each of Telmex and CGT entered into a Voting Agreement with SBC (the "Voting Agreement") and pursuant thereto delivered to SBC an irrevocable proxy to Vote (as defined in the Voting Agreement) their Shares and any other shares of capital stock of the Company acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement (i) in favor of adoption and approval of the Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions (as defined in the Voting Agreement) and the Charter and By-Law Amendments (as defined in the Voting Agreement), (ii) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions, (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Company or Operating Partnership under the Investment Agreement or the Strategic Agreement, and (iv) except for the Transactions and the Investment Agreement, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation, sale or transfer of any material assets of the Company or its subsidiaries (respectively, the "Telmex Proxy" and "CGT Proxy").

               In addition, each of CGT and Telmex agreed not to transfer or otherwise dispose of any of their Shares, or any other shares of capital stock of the Company acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement. Additionally, SBC agreed to vote or cause any of its subsidiaries to vote all shares of Class A Common Stock and Class B Common Stock owned or held of record by SBC or any of its subsidiaries at any meeting of the Company's stockholders held for such purpose in favor of electing up to three persons (subject to the provisions of the Voting Agreement) designated by CGT and Telmex as Class A Directors (as defined in the Restated Certificate of Incorporation) to the Company's board of directors.

               The transactions contemplated by the Investment Agreement and the Strategic Agreement are summarized as follows: On November 19, 1999, the Company and Prodigy Sub, formed an operating partnership, a new limited partnership of which the Company is the sole general partner. At the Closing (as defined in the Investment Agreement), (i) the Company will contribute substantially all of its operating assets and transfer its employees to the operating partnership and
(ii) SBC Sub, a wholly-owned subsidiary of SBC, will contribute certain assets to the operating partnership in exchange for a number of Units of the operating partnership equal to approximately 43% of the total number of Units in the operating partnership issued and outstanding immediately following the issuance to SBC Sub. The Company will retain an approximate 57% interest in the operating partnership. Additionally, the Company will also issue to SBC Sub one share of Class B Common Stock in consideration of $100. Class B Common Stock will not be listed on the Nasdaq National Market or any other exchange and will be convertible at any time, on a one-for-one basis, into the same number of shares of Class A Common Stock. When transferred by SBC to any person or entity not affiliated with SBC, Class B Common Stock will automatically convert into Class A Common Stock. SBC will also have the right to exchange its Units in the operating partnership for shares of Class A Common Stock. Pursuant to the Amended and Restated Limited Partnership Agreement (as defined below) of the operating partnership, SBC will be permitted to transfer its Units to any person as long as such person agrees to be bound by such partnership agreement.

               The Company's current stockholders will exchange their Shares for Class A Common Stock. The Company will be a holding company whose sole assets will consist of rights under certain stock-related agreements and plans and the approximate 57% interest in the operating partnership and whose sole business will be to act as the sole general partner of the operating partnership. Holders of the Company's Class A Common Stock will generally have rights identical to holders of the Company's Class B Common Stock, except that each holder of Class A Common Stock will be entitled to one vote per share and SBC Sub, the holder of Class B Common Stock, will be entitled to one vote for the share of Class B Common Stock held by it and one vote for each Unit held by it. Pursuant to the Company's Restated Certificate of Incorporation, SBC, as the sole holder of Class B Common Stock, will have the right to directly elect three of the Company's nine directors. Otherwise, holders of Class A Common Stock and Class B Common Stock generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by SBC) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law or the Restated Certificate of Incorporation. Pursuant to the Company's Restated Certificate of Incorporation, SBC, by a vote of at least 75% of the Class B Common Stock, may, among other things, without a vote of the holders of the Class A Common Stock, approve a merger of the operating partnership into the Company.

               Upon issuance of the Units and the Class B Common Stock to SBC Sub at the Closing, the number of Units owned by the Company will equal the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of the Company. After the Closing, the number of Units owned by the Company is intended to be at all times equal to the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of the Company. The net cash proceeds received by Company from any issuance of shares of Common Stock (as defined in the Restated Certificate of Incorporation), including with regard to the exercise of options warrants and other rights, shall be concurrently transferred to the operating partnership in exchange for Units equal in number to such number of shares of Common Stock (as defined in the Restated Certificate of Incorporation) issued by the Company. Pursuant to the Registration Rights Agreement, each of SBC and SBC Sub will be granted registration rights in respect of shares of Class A Common Stock issued or to be issued upon conversion of the share of Class B Common Stock and/or upon the exchange of Units.

               Prior to or immediately following the Closing, the Company will establish an Executive Steering Committee (as defined in the Restated Certificate of Incorporation) of the board of directors of the Company. The Executive Steering Committee will consist of four members, two of whom will be selected by the Class B Directors (as defined in the Restated Certificate of Incorporation) elected by SBC and two of whom will be selected by the Class A Directors (as defined in the Restated Certificate of Incorporation) designated by Telmex and CGT. The purpose of the Executive Steering Committee will be to evaluate all major corporate actions of the Company and the operating partnership, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20 million (each a "Major Action"). Each Major Action will require the approval of the Executive Steering Committee prior to being submitted for the approval of the board of directors of the Company. The Restated Certificate of Incorporation will also provide that major events, including the Major Actions, require the approval of the full board of directors of the Company, which must first be unanimously approved by the Executive Steering Committee prior to being submitted to the Company's Board. As sole general partner of the operating partnership, the Company will have unilateral control over all of the affairs and decision making of the operating partnership (subject to the approval of SBC Sub, as limited partner, as to certain matters). As such, the Company, through the Executive Steering Committee, the board of directors of the Company and the Company's officers, will be responsible for nearly all operational and administrative decisions of the operating partnership and the day-to-day management of the operating partnership's business. Furthermore, the Company cannot be removed as the sole general partner of the operating partnership without its approval, nor can the operating partnership be dissolved without the Company's approval (subject to certain exceptions described in the Amended and Restated Limited Partnership Agreement).

               The transactions outlined above will be submitted for approval by the Company's stockholders and will be subject to regulatory approval and other customary conditions. Upon consummation of the transactions outlined above, SBC will initially hold an approximate 43% voting interest in the Company, and will have the right at any time to "collapse" the structure described above or exchange its Units in the operating partnership for shares of Class A Common Stock, in order to hold a direct equity interest in the Company. The foregoing descriptions of the Voting Agreement, the CGT Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits 3 through 7, respectively, and are specifically incorporated herein by reference in response to this Item 4.

Item 5.        Interest in Securities of the Issuer

               This is filed to show an increase in the number of Shares beneficially owned by the Slim Family, CGT and Telmex.

              (a) The Reporting Persons have, as of the date hereof, the following interests in the Shares of the Company:

                                                        Shares
                                        ---------------------------------------
                                          Number          % of Class
                                        ---------------------------------------
Carlos Slim Helu(1)................     41,413,111          64.6%
Carlos Slim Domit(2)...............     41,413,111          64.6%
Marco Antonio Slim Domit(3)........     41,413,111          64.6%
Patrick Slim Domit(4)..............     41,413,111          64.6%
Maria Soumaya Slim Domit(5)........     41,413,111          64.6%
Vanessa Paola Slim Domit(6)........     41,413,111          64.6%
Johanna Monique Domit(7)...........     41,413,111          64.6%
CGT(8).............................     41,413,111          64.6%
Telmex.............................     12,016,200          18.7%


(1)  These Shares are beneficially owned through CGT and Telmex.

(2)  These Shares are beneficially owned through CGT and Telmex.

(3)  These Shares are beneficially owned through CGT and Telmex.

(4)  These Shares are beneficially owned through CGT and Telmex.

(5)  These Shares are beneficially owned through CGT and Telmex.

(6)  These Shares are beneficially owned through CGT and Telmex.

(7)  These Shares are beneficially owned through CGT and Telmex.

(8)  Includes Shares beneficially owned through Telmex.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, which has the power to control Telmex, the Slim Family may be deemed to have the power to vote, or to direct the voting of, any Shares of the Company owned by CGT or Telmex, and CGT may be deemed to have the power to vote, or to direct the voting of any Shares of the Company owned by Telmex. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the Shares.

         (c) All transactions in the Shares effected by the Reporting Persons for the period beginning 60 days prior to the event which requires the filing of this Statement and ending on the date of this filing, are listed in Schedule II hereto.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, which has the power to control Telmex, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares of the Company owned by CGT or Telmex, and CGT may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares of the Company owned by Telmex. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  See "Item 4. Purpose of Transaction" for a description of the Voting Agreement, the CGT Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits 3 through 7, respectively, and are specifically incorporated herein by reference in answer to this Item 6.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Carlos Slim Helu

---------------------------------
Carlos Slim Domit                                        By: /s/ ADOLFO CEREZO
                                                             ------------------
---------------------------------                            Adolfo Cerezo
Marco Antonio Slim Domit                                     Attorney-in-Fact
                                                             March 8, 2000
---------------------------------
Patrick Slim Domit

---------------------------------
Maria Soumaya Slim Domit

---------------------------------
Vanessa Paola Slim Domit

---------------------------------
Johanna Monique Slim Domit

---------------------------------
CARSO GLOBAL
TELECOM, S.A. DE C.V.

---------------------------------
By:Eduardo Valdes Acra
Title:Attorney-in-Fact

TELEFONOS DE MEXICO, S.A. DE C.V.

---------------------------------
By: Jaime Chico Pardo
Title: General Manager and Chief
       Executive Officer

                                   SCHEDULE I

              All of the individuals listed below are citizens of Mexico, unless otherwise indicated. An asterisk (* ) indicates citizens of the United States, a cross (+) indicates citizens of France.

                                 THE SLIM FAMILY

Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Mexico, D.F., Mexico
11000

Name and Position            Principal Occupation
-----------------            --------------------
Carlos Slim Helu             Chairman of the Board of Telefonos de Mexico, S.A.
                             de C.V. and Carso Global Telecom, S.A. de C.V.
Carlos Slim Domit            President of Grupo Sanborns, S.A. de C.V.
Marco Antonio Slim Domit     President of Grupo Financiero Inbursa, S.A. de C.V.
                             and Banco Inbursa, S.A. de C.V.
Patrick Slim Domit           President of Grupo Carso, S.A. de C.V. and
                             Industrias Nacobre, S.A. de C.V.
Maria Soumaya Slim Domit     President of Asociacion Carso AC
Vanessa Paola Slim Domit     Private Investor
Johanna Monique Slim Domit   Private Investor


                       CARSO GLOBAL TELECOM, S.A. de C.V.

        Insurgentes Sur 1500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V.
Jaime Chico Pardo (Director and Vice Chairman of the Board)     CEO of Telefonos de Mexico, S.A. de C.V.
Isidoro Ambe Attar (Director)                                   Corporate Director of Telefonos de Mexico, S.A. de
                                                                C.V.
Fernando G. Chico Pardo (Director)                              President of Promecap
Arturo Elias Ayub (Director)                                    Corporate Director of Telefonos de Mexico, S.A. de
                                                                C.V.
Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico
Humberto Gutierrez-Olvera Zubizarreta (Director)                President of Condumex
Daniel Hajj Aboumrad (Director)                                 President of Radio Movil Dipsa (Telcel)
Alfredo Sanchez Alcantara (Director)                            President of QOS Lab
Gerardo Sanchez Alcantara (Director)                            Private Investor
Carlos Slim Domit (Director)                                    President of Grupo Sanborns, S.A. de C.V.
Marco A. Slim Domit (Director)                                  President of Grupo Financiero Inbursa, S.A. de C.V.
                                                                and Banco Inbursa, S.A. de C.V.
Patrick Slim Domit (Director)                                   President of Grupo Carso, S.A. de C.V. and
                                                                Industrias Nacobre, S.A. de C.V.
Eduardo Valdes Acra (Director)                                  President of Grupo Carso and Inversora Bursatil
Andres Vasquez del Mercado (Director)                           Corporate Director of Telefonos de Mexico, S.A. de
                                                                C.V.

EXECUTIVE OFFICERS
Name                                           Position
----                                           --------
Roberto Isaac Rodriguez Galvez                 President
Alejandro Escoto Cano                          Vice President of Finance


                        TELEFONOS DE MEXICO, S.A. DE C.V.

   Parque Via 190, Oficina 1016, Colonia Cuauhtemoc, 06599 Mexico, D.F. Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of the Company, CGT and
                                                                Telmex
David Ibarra Munoz (Director)                                   Consultant
Claudio X. Gonzalez Laporte (Director)                          President and Chairman of the Board of Kimberly
                                                                Clark de Mexico
Jaime Chico Pardo (Director)                                    CEO of Telmex
Antonio Coslo Arino (Director)                                  President, Compania Industrial Tepeji Del Rio,
                                                                S.A. de C.V.
Amparo Espinosa Rugarcia (Director)                             President, Documentacion y Estudio de Mujeres,
                                                                A.C.
Elmer Franco Macias (Director)                                  President, Grupo Infra, S.A. de C.V.
Angel Losada Moreno (Director)                                  Executive Vice-President, Gigante, S.A. de C.V.
Romulo O'Farrill Jr. (Director)                                 Chairman of the Board and President, Novedades
                                                                Editores, S.A. de C.V.
Juan Antonio Perez Simon (Director)                             Vice Chairman of the Board of Telmex
Bernardo Quintana Isaac (Director)                              President, Grupo ICA, S.A. de C.V.
Carlos Slim Domit (Director)                                    President, Grupo Carso, S.A. de C.V.
Richard C. Dietz (Director)*                                    President, SBC Global Markets
Pierre Fortin (Director)+                                       Consultant

EXECUTIVE OFFICERS
Name                                          Position
----                                          --------
Pedro Cerisola y Weber                        Divisional Director, West Metro
Jesus Rafael Mendoza Ortiz                    Divisional Director, East Metro
Gerardo Leal Garza                            Divisional Director, South Metro
Jorge L. Suategui Esquivel                    Divisional Director, Center
Jose M. Pacheco Gamboa                        Divisional Director, Southeast
Javier Coca Muniz                             Divisional Director, Gulf-Pacific
Leopoldo Muro Pico                            Divisional Director, West
Facundo Alonso Garcia                         Divisional Director, Northeast
Raymundo Paulin Velasco                       Divisional Director, Northwest
Miguel Angel Vera Garcia                      Divisional Director, North
Isidoro Ambe Attar                            Corporate Director, Corporate Market
B. Andres Vazquez del Mercado                 Corporate Director, Mass Market
Daniel Hajj Aboumrad                          Corporate Director, Subsidiaries
Arturo Elias Ayub                             Corporate Director, Services, Regulation and
                                              Communication
Roberto Isaac Rodiguez Galvez                 Corporate Director, International Ventures
Eduardo Gomez Chibli                          Corporate Director, Technical and Long Distance
Hector Slim Seade                             Corporate Director, Operational Support
Oscar von Hauske Solis                        Corporate Director, Systems and Processes
Adolfo Cerezo Perez                           Corporate Director, Finance and Administration
Javier Elguea Solis                           Corporate Director, Human Resources

                                   SCHEDULE II

          For the period beginning 60 days prior to the event which requires the filing of this Statement and ending on the date of this filing, Telmex Internet, LLC effected the following purchases of Shares of the Company on the NASDAQ.

Trade Date                        Number of Shares            Price Per Share
----------                        ----------------            ---------------
December 27, 1999                      18,800                     $21.0000
December 28, 1999                     101,300                     $20.2523
December 29, 1999                     100,900                     $20.7481
December 30, 1999                     143,400                     $20.3825
December 31, 1999                      68,200                     $19.5009
January 3, 2000                        35,000                     $20.2407
January 4, 2000                        50,000                     $20.7963
January 5, 2000                        35,300                     $20.4281
January 6, 2000                        20,000                     $20.4575
January 7, 2000                        30,800                     $22.0908

TOTAL                                 603,799

         EXHIBIT INDEX

Exhibit Number       Description                                  Page Number
--------------       -----------                                  -----------

1                    Powers of Attorney                                   26
2                    Joint Filing Agreement                               35
3                    Voting Agreement                                     36
4                    CGT Proxy                                            45
5                    Telmex Proxy                                         46
6                    Investment Agreement                                 47
7                    Strategic Agreement                                 157

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



January 10, 2000                            /s/ CARLOS SLIM HELU
                                            --------------------
                                            Carlos Slim Helu

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ CARLOS SLIM DOMIT
                                            ---------------------
                                            Carlos Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ MARCO ANTONIO SLIM DOMIT
                                            ----------------------------
                                            Marco Antonio Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ PATRICK SLIM DOMIT
                                            ----------------------
                                            Patrick Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ MARIA SOUMAYA SLIM DOMIT
                                            ----------------------------
                                            Maria Soumaya Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ VANESSA PAOLA SLIM DOMIT
                                            ----------------------------
                                                Vanessa Paola Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



 January 10, 2000                           /s/ JOHANNA MONIQUE SLIM DOMIT
                                            ------------------------------
                                                 Johanna Monique Slim Domit

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                            CARSO GLOBAL TELECOM, S.A. DE C.V.


 January 10, 2000                           /s/ EDUARDO VALDES ACRA
                                            -----------------------
                                                By: Eduardo Valdes Acra
                                                Title: Attorney-in-Fact

                                POWER OF ATTORNEY



         I, a beneficial holder of shares of common stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corp., a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedules 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                            TELEFONOS DE MEXICO, S.A. DE C.V.


 January 10, 2000                           /s/ JAIME CHICO PARDO
                                            ---------------------
                                                By: Jaime Chico Pardo
                                                Title: General Manager and
                                                       Chief Executive Officer

                             JOINT FILING AGREEMENT

         THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 8th day of March, 2000, by and between Mr. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., and Telefonos de Mexico, S.A. de C.V.

         The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and
Schedule 13G ("Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Prodigy Communications Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Carlos Slim Helu

---------------------------------
Carlos Slim Domit                                        By: /s/ ALDOLFO CEREZO
                                                             ------------------
---------------------------------                            Aldolfo Cerezo
Marco Antonio Slim Domit                                     Attorney-in-Fact
                                                             March 8, 2000
---------------------------------
Patrick Slim Domit

---------------------------------
Maria Soumaya Slim Domit

---------------------------------
Vanessa Paola Slim Domit

---------------------------------
Johanna Monique Slim Domit

---------------------------------
CARSO GLOBAL
TELECOM, S.A. DE C.V.

---------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

TELEFONOS DE MEXICO, S.A. DE C.V.

---------------------------------
By: Jaime Chico Pardo
Title: General Manager and Chief
       Executive Officer